Exhibit 99.1

Sinovac Schedules 2010 Annual Meeting of Shareholders

Beijing — June 18, 2010 — Sinovac Biotech Ltd. (Nasdaq: SVA), a leading developer and provider of vaccines in China, announced today that it will hold its 2010 Annual Meeting of Shareholders on Thursday, July 15, 2010 at 9:00 a.m. Beijing Time. The meeting will be held concurrently at No. 39 Shangdi Xi Road, Haidian District, Beijing, PRC and at No. 6 Temple Street, St. John’s, Antigua. All shareholders of record as of May 26, 2010 will be eligible to vote and are invited to attend. Sinovac 2009 annual report and the proxy statements are also be available on the company’s website:

http://www.sinovac.com/Investors/SECFilings/

http://www.sinovac.com/Investors/IRHome/presentation/.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac’s vaccine products include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), and Anflu® (influenza). PanfluTM, Sinovac’s pandemic influenza vaccine (H5N1), has already been approved for government stockpiling. Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, Japanese encephalitis vaccine, and human rabies vaccine. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines. Its 30%-owned joint venture, Sinovac Dalian, focuses on the research, development, manufacturing and commercialization of vaccines, such as rabies, chickenpox, mumps and rubella vaccines for human use.

For more information, please contact:

Chris Lee

Sinovac Biotech Ltd.

Tel:  +86-10-8279-9659

Fax:  +86-10-6296-6910

Email: lill@sinovac.com

Investors:

Amy Glynn/Stephanie Carrington

The Ruth Group

Tel:  +1-646-536-7023/7017

Email: aglynn@theruthgroup.com

scarrington@theruthgroup.com

Media:

Jason Rando

The Ruth Group

Tel:  +1-646-536-7025

Email:  jrando@theruthgroup.com